SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NANOMETRICS INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 per share	630077105
(Title of Class of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

James Moniz

Chief Financial Officer

Nanometrics Incorporated

1550 Buckeye Drive

Milpitas, California 95035

(408) 545-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Ralph L. Arnheim

Perkins Coie LLP

101 Jefferson Drive

Menlo Park, California 94025

(650) 838-4300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,371,579	$132.33

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 1,107,419 shares of the issuer’s common stock and have an aggregate value of $2,371,579 as of July 30, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for New Stock Options, dated August 6, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

Nanometrics Incorporated, a Delaware corporation (the “Company” or “Nanometrics”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 1550 Buckeye Drive, Milpitas, California 95035, and the telephone number at that address is (408) 545-6000.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees of the Company and its subsidiaries, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share. A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it (i) has a strike price per share greater than or equal to $4.31, was granted prior to August 6, 2008 under either the Company’s 2005 Equity Incentive Plan (the “2005 Plan”), the 2002 Nonstatutory Stock Option Plan (the “2002 Plan”), the 2000 Employee Stock Option Plan (the “2000 Plan”) or the Accent Optical Technologies, Inc. Stock Incentive Plan (the “AOT Plan”) (all four together, the “Plans”) and (iii) is scheduled to expire after August 6, 2010. Employees surrendering Eligible Stock Options will receive in exchange new stock options (the “New Stock Options”) to be granted under the relevant plan from which the Eligible Stock Options were originally granted, except that Eligible Stock Options granted under the AOT Plan will be exchanged for New Stock Options granted under the 2005 Plan.

The Company is making the offer to all employees of the Company and its subsidiaries located in France, Germany, Japan, Korea, Taiwan, the United Kingdom and the United States, including the Company’s executive officers, who hold Eligible Stock Options and, as of the date the offer commences, are actively employed by the Company or one of its subsidiaries. These employees are collectively referred to as the “Eligible Employees.” Non-employee members of the board of directors and outside consultants are not eligible to participate. To remain eligible to surrender Eligible Stock Options for exchange, the Eligible Employees must be employed by the Company or one of its subsidiaries on the date the exchange offer commences and remain employed through the date the exchange offer expires. In order to receive the New Stock Options, an Eligible Employee who surrenders his or her Eligible Stock Options for exchange must be an employee on the date the New Stock Options are granted, which will be the same day as the expiration date of the exchange offer. The Eligible Employee must also be eligible to participate in the relevant Plans under which the New Stock Options will be granted. The Exchange Offer will be extended to all employees of the Company and its subsidiaries located in France, Germany, Japan, Korea, Taiwan, the United Kingdom and the United States, including executive officers, who hold eligible stock options. The Company has excluded otherwise eligible employees located in Canada, China, Israel, Italy and Singapore from participating in the Exchange Offer because equity compensation no longer is a part of the Company’s compensation policies and practices in such countries. We reserve the right to withdraw the Exchange Offer in France, Germany, Japan, Korea, Taiwan or the United Kingdom if we determine that equity compensation will no longer be a part of the compensation policies and practices in such countries or if we determine that extending the Exchange Offer to employees in such countries would trigger adverse or otherwise overly burdensome tax, regulatory, or other implications.

The actual number of shares of common stock subject to the options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of New Stock Options, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Company is both the filing person and the issuer.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of New Stock Options; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, and Schedules A-F, is incorporated herein by reference.

(b)	Purchases.

Non-employee members of the Company’s board of directors are not eligible to participate in the offer. The Company’s executive officers are eligible to participate in the offer on the same terms and conditions as all eligible employees. The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Plans, which are included as Exhibits (d)(1)-(d)(4) hereto, are also included herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance of Eligible Stock Options; New Stock Options; and Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)	Plans.

Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of New Stock Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 6, Conditions of the Exchange Offer, is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2009, the information which has been or will be included in Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2009, as previously reported in the Press Release attached as Exhibit 99.1 to our Current Report on Form 8-K, dated July 30, 2009, and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offer to Exchange under Risk Factors and The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under The Exchange Offer: Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information.

Not applicable.

ITEM 12.	EXHIBITS.

Exhibit No.	Document

(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated August 6, 2009

(a)(1)(B)	Form of Announcement Email from Nanometrics to All Employees, dated August 6, 2009, Announcing Commencement of Option Exchange Program

(a)(1)(C)	Frequently Asked Questions

(a)(1)(D)	Slides to be Used in Employee Education

(a)(1)(E)	Screenshots of Option Exchange Program Website

(a)(1)(F)	Form of Expiration Reminder Communication to Eligible Employees

(a)(1)(G)	Forms of Confirmation Messages of Receipt of Election or Declined Offer

(a)(1)(H)	Form of Stock Option Agreement for New Stock Option Grants under the 2005 Equity Incentive Plan

(a)(1)(I)	Form of Stock Option Agreement—non-U.S. Employees for New Stock Option Grants under the 2005 Equity Incentive Plan

(a)(1)(J)	Form of Stock Option Agreement for New Stock Option Grants under the 2002 Nonstatutory Stock Option Plan

(a)(1)(K)	Form of Stock Option Agreement—non-U.S. Employees for New Stock Option Grants under the 2002 Nonstatutory Stock Option Plan

(a)(1)(L)	Form of Stock Option Agreement for New Stock Option Grants under the 2000 Employee Stock Option Plan

(a)(1)(M)	Form of Stock Option Agreement—non-U.S. Employees for New Stock Option Grants under the 2000 Employee Stock Option Plan

(a)(1)(N)	Annual Report on Form 10-K for the fiscal year ended December 27, 2008 filed with the Securities and Exchange Commission on March 27, 2009 (SEC File No. 000-13470) and incorporated herein by reference

(a)(1)(O)	Quarterly Report on Form 10-Q for the quarter ended March 28, 2009 filed with the Securities and Exchange Commission on May 12, 2009 (SEC File No. 000-13470) and incorporated herein by reference

(a)(1)(P)	Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2009 (SEC File No. 000-13470) and incorporated herein by reference

(a)(1)(Q)	Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2009 (SEC File No. 000-13470) and incorporated herein by reference

(b)	Not applicable

(d)(1)	Nanometrics Incorporated 2005 Equity Incentive Plan (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2009 (SEC File No. 000-13470), which incorporates by reference to Appendix 2 to the definitive proxy statement filed on April 21, 2009 incorporated herein by reference)

(d)(2)	Nanometrics Incorporated 2002 Nonstatutory Stock Option Plan (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007 (SEC File No. 000-13470) and incorporated herein by reference)

(d)(3)	Nanometrics Incorporated 2000 Employee Stock Option Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on July 6, 2000 (SEC File No. 333-40866) and incorporated herein by reference)

(d)(4)	Accent Optical Technologies, Inc. Stock Incentive Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 11, 2006 (SEC File No. 333-136557) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NANOMETRICS INCORPORATED

By:	/s/ James Moniz
Name:	James Moniz
Title:	Chief Financial Officer

Date: August 6, 2009